SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: September 17, 2014

List of materials

Documents attached hereto:

i) Press release regarding Interim Dividend and Year-End Dividend for the Fiscal Year Ending March 31, 2015.

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

September 17, 2014

Notice Regarding Interim Dividend and Year-End Dividend
for the Fiscal Year Ending March 31, 2015

Sony Corporation (the “Corporation”) decided, at the meeting of its Board of Directors held today, that no interim dividend or year-end dividend of common stock of the Corporation for the fiscal year ending March 31, 2015 will be paid.

I. Details of the Dividends
<The interim dividend for the fiscal year ending March 31, 2015>

	Details of resolution	Latest dividend forecast	FY 2013 Interim dividend (Actual)
Record date	September 30, 2014	September 30, 2014	September 30, 2013
Dividend per share	¥0	No forecast	¥12.50
Total amount of dividends	―	―	¥12,970 million
Dividend payment starting date	―	―	December 2, 2013
Source of dividends	―	―	Retained earnings

<The year-end dividend for the fiscal year ending March 31, 2015>
	Details of resolution	Latest dividend forecast	FY 2013 Year-end dividend (Actual)
Record date	March 31, 2015	March 31, 2015	March 31, 2014
Dividend per share	¥\0	No forecast	¥12.50
Total amount of dividends	―	―	¥13,046 million
Dividend payment starting date	―	―	June 3, 2014
Source of dividends	―	―	Retained earnings

II. Reasons for Determination of Dividend Amount
As we stated in our Securities Report (Yukashoken Houkokusho) and Annual Report on Form 20-F for the fiscal year ended March 31, 2014, Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding stockholders.  The company’s dividend policy is to determine the amount of dividends based on consolidated operating results, financial condition and future business expectations.  In light of the downward revision in this fiscal year’s forecast for consolidated financial results due to the impairment charge in the Mobile Communications segment announced today, Sony has determined to pay no interim dividend or year-end dividend for the fiscal year ending March 31, 2015.